EXHIBIT 99

Mr. Kenny has entered into a variable forward sale contract (the "Contract") with an unaffiliated third party (the "Counterparty"). The Contract obligates Mr. Kenny to deliver to the Counterparty up to 80,000 shares of common stock of the Company (the "Common Stock") or, if he so elects, an equivalent amount of cash ("Cash Settlement") in exchange for $2,582,832 on the maturity date of April 6, 2010 (the "Maturity Date"). The amount of shares Mr. Kenny will be obligated to deliver will be based on the price per share of the Common Stock on the Maturity Date (the "Final Price"). Mr. Kenny pledged 80,000 shares of the Common Stock that he currently owns to secure his obligation under the Contract. For assuming this obligation, Mr. Kenny has the right to receive cash advances (the "Advances") in amounts limited in the aggregate by a formula (including a discount) set forth in the Contract based on per share price of $32.2854 (the "Floor Price") as of or after the date of entering into the Contract. Unless he elects the Cash Settlement, Mr. Kenny will receive $2,582,832 on the Maturity Date (adjusted for any Advances) and will deliver to the Counterparty a number of shares of common stock equal to the following: (a) 80,000 shares, if the Final Price is equal to or less than the Floor Price; (b) 80,000 shares times the quotient of (i) the Floor Price divided by (ii) the Final Price, if the Final Price is greater than the Floor Price but less than or equal to $53.4503 (the "Cap Price"); or (c) 80,000 shares times the quotient of (i) the sum of (A) the Floor Price and (B) the Final Price minus the Cap Price, divided by (ii) the Final Price, if the Final Price is greater than the Cap Price.